September 7, 2005.

BY OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  RE:
  Dividend Capital Total Realty Trust, Inc.
  Amendment No. 2 to Registration Statement on Form S-11,
   File No. 333-125338

Ladies and Gentlemen:

        On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act") please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement (the "Registration Statement") on Form S-11 ("Amendment No. 2").

        Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission to John E. Biallas of the Company dated August 17, 2005 (the "Comment Letter"). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

        For the Staff's convenience, the Company is providing the Staff with 6 copies of Amendment No. 2, which have been marked to indicate the location of changes from the Registration Statement filed on August 1, 2005, together with copies of this response letter as filed with the Commission.

        Finally, please note that the Company's address is 518 Seventeenth Street, 17thFloor, Denver CO 80202. The letters from the Staff have the address listed as Seventh Street.

General

1.
We note your response to comment 5; however, your disclosure continues to contain a significant amount of cross-references. Please revise the prospectus to reduce your reliance on cross-references. As previously noted, the existence of large numbers of cross-references suggests that the prospectus could be better organized.

Response To Comment 1

        The Company has revised the disclosure in response to the Staff's comment.

2.
We note your response to prior comment 9, however, we are unable to locate the revised disclosure. Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Response To Comment 2

        The Company has revised the disclosure under the caption "Prospectus Summary—Dividend Capital Total Realty Trust Inc." in response to the Staff's comment. The Company has not yet determined what positions and offices, if any, these individuals will have with the Company. The Company will advice the Staff and revise the disclosure when it determines the positions and offices of these individuals.

3.
We note your response to comment 11. Specifically, you refer to how the strategic partners will be compensated as your basis for using the term "partner." Unless these third parties will share the profits and losses of the investments they recommend within a partnership structure, we do not agree that the method of compensation noted makes these third parties "partners." Please provide us with additional support for your argument or revise to refrain from identifying these entities as "partners."

Response To Comment 3

        The Company notes the Staff's comment. As revised, the disclosure in the Prospectus comprehensively addresses the manner in which the Advisor's strategic partners may be compensated and the range of possible structures of the arrangements between the Company and these entities. For example, the disclosure states that (i) the strategic partners will be compensated through a combination of (a) reallowance of acquisition, disposition, asset management and/or other fees paid by the Company to the Advisor and (b) potential profit participation in connection with specific portfolio asset(s) identified by them and invested in by the Company; (ii) the arrangements may take the form of joint ventures or similar arrangements; and (iii) the arrangements will be structured in a manner designed to align the Advisor's strategic partners' incentives with the Company's stockholders' interests and investment objectives.

        Given the detailed disclosure in the Prospectus, the Company does not believe that the use of the term "strategic partner" in this context is misleading. From reading the Prospectus, a potential investor could quickly ascertain that the use of the term "partner" in this context is consistent with its plain English dictionary meaning of "one that is united or associated with another or others in an activity or a sphere of common interest."

4.
Please refrain from using capitalized terms that are otherwise clear from their plain meaning. For example, we note, from you cover page, the following terms: the "Board" in reference to your Board of Directors; "primary offering" in reference to this offering; "Minimum Offering Requirements;" "Nasdaq;" "Advisory Agreement" and "Operating Partnership." These and other terms do not require additional clarification in order for investors to understand their meaning.

Response To Comment 4

        The Company has revised the disclosure in response to the Staff's comment.

5.
Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response To Comment 5

        The Company has provided interim financial statements as of June 30, 2005 in accordance with Rule 3-12 of Regulation S-X.

6.
Please have your auditors update their consent.

Response To Comment 5

        The Company's auditors have updated their consent in response to the Staff's comment.

Cover page

7.
We note your response to comment 12. We also note that your cover page continues to exceed one page. Please revise to limit the front cover to one page as required by Item 501(b) of Regulation S-K. The cover page should only include the information required by Item 501 of Regulation S-K, Guide 5 and information key to an investment decision.

Response To Comment 7

        The Company notes the Staff's comment and has further revised the front cover disclosure in response to the Staff's comment. However, because of the requirements under Item 501(b) of Regulation S-K and Industry Guide 5, in particular the inclusion of the risk factors and the tabular presentation of the total maximum and minimum to be offered, the disclosure continues to exceed one page.

8.
We note your response to our comment 18; however, we are unable to agree with your analysis. As such, please revise to delete the term "Dividend Capital Securities LLC" at the bottom of this page. As previously noted, the current placement of "Dividend Capital Securities LLC" implies that this is a firm commitment underwritten offering. See Item 501(b)(8) of Regulation S-K.

Response To Comment 8

        The Company has deleted "Dividend Capital Securities LLC" at the bottom of this page in response to the Staff's comment.

Prospectus Summary, page 1

9.
We note your response to prior comment 19; however, your summary still contains a significant amount of information that is better suited for the body of the prospectus. Please further revise to summarize the most important aspects of your business and your offering, rather than repeating the detailed disclosure that appears elsewhere in the document.

Response To Comment 9

        The Company has revised the disclosure in response to the Staff's comment.

Risk Factors, page 21

10.
Some of your risk factors fail to specifically state the risks that may flow from the facts and circumstances you describe. For example, under You will not be able to assess the qualifications of the Advisor…, on page 26 you fail to state the risks that will result from facts you describe. Please review and revise each of your risk factors to state the specific risk that will result from the facts you describe. Explain how the risk affects Dividend Capital Total Realty or the securities being offered.

Response To Comment 10

        The Company has revised the disclosure in the Risk Factors section in response to the Staff's comment.

Risk Related to Investments in Real Property, page 28

11.
Please avoid using generic conclusions such as "adversely affect" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Response To Comment 11

        The Company has revised the disclosure under the caption "Risk Factors—Risks Related to Investments in Real Property" in response to the Staff's comment.

        High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders, page 36

12.
We have reviewed your response to comment 41 and we re-issue the comment. In light of the fact that mortgage rates have been at historical lows for some time, the fact that there have been numerous rate increases by the Federal Reserve and public statements implying that future rate increases are to be expected, we believe that your risk factor discussion is incomplete without acknowledging these facts. Your statement that mortgage rates have "fluctuated in the recent past" does not provide meaningful disclosure to investors. This appears to be especially significant in light of your investment strategy to refinance mortgage debt in future years when debt becomes due. Please revise.

Response To Comment 12

        The Company has revised the disclosure under the caption "Risk Factors—Risks Associated with Debt Financing—High mortgage rates may make it difficult for us to finance or refinance properties which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders" in response to the Staff's comment.

Estimated Use of Proceeds, page 45

13.
We note your response to comment 44. Please include a tabular presentation to identify each principal purpose for which the net proceeds are intended to be used. Further, quantify each amount as required by Item 504 of Regulation S-K. In this regard, we note your disclosure in footnote (6).

Response To Comment 13

        The Company has revised the disclosure in the Estimated Use of Proceeds section in response to the Staff's comment.

The Advisor and the Advisory Agreement page 69

The Advisory Agreement, page 71

14.
We note the statement in your response to comment 51 that you can not anticipate your annual operating expenses. In order to provide depth and meaning to your disclosure, please revise to briefly describe what costs comprise your anticipated annual operating expenses.

Response To Comment 14

        The Company has revised the disclosure under the caption "The Advisor and the Advisory Agreement—The Advisory Agreement" in response to the Staff's comment.

Conflicts of Interest, page 83

Interests in Other Real Estate Programs, page 83

15.
Refer to comment 54. Please disclose the number of other real estate programs you reference.

Response To Comment 15

        The Company has revised the disclosure under the caption "Conflicts of Interest—Interests in Other Real Estate Programs" in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

16.
We note your response to comment 61. Your disclosure continues to indicate that you are not aware of any material trends "other than national economic conditions affect real estate generally." As previously requested, please revise this section to discuss those "national economic conditions" that affect real estate generally.

Response To Comment 16

        The Company has revised the disclosure under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" in response to the Staff's comment.

Description of Capital Stock, page 101

Distributions, page 104

17.
We note your response to comment 63; however, our comment focuses on issuing securities or borrowing funds for the purpose of making distributions. In this regard, revise to discuss the fact the return of capital will likely increase if you issue additional securities or borrow funds in order to make a distribution.

Response To Comment 17

        The Company notes the Staff's comment. The situation in which the Company is likely to borrow funds or issue securities in order to make distributions is not a situation which is likely to increase the amount of the distribution that constitutes a return of capital. The Company is likely to borrow funds or issue securities to make distributions when the Company has taxable income but no contemporaneous receipt of cash. If this occurs, the Company must still distribute sufficient income to qualify as a REIT, and as a practical matter, the Company has only three ways to achieve this end. It may (i) liquidate a position, (ii) issue additional securities or (iii) borrow funds. Liquidating a position is not always a feasible option, thus in at least some circumstances the Company will have to choose between issuing additional securities and borrowing funds. For a distribution to increase the likelihood of a return of capital, such distribution must be in excess of the Company's earnings and profits. Taxable income increases the amount of earnings and profits of the Company. Issuing additional securities and borrowing funds will not decrease the Company's earnings and profits. Therefore, sufficient earnings and profits should exist to absorb such distribution. Put another way, if some portion of a distribution constitutes a return of capital, it is very unlikely that the causeis the borrowing of funds or issuance of securities.

18.
To the extent that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership, please revise your disclosure to indicate whether or not there are any restrictions on the ability of Dividend Capital Total Realty Operating Partnership LP to transfer funds to Dividend Capital Total Realty Trust, Inc.

Response To Comment 18

        The Company has revised the disclosure under the caption "Description of Capital Stock—Distributions" in response to the Staff's comment.

Share Redemption Program, page 105

19.
We note your response to comment 67; however, we continue to believe that the requested information is material to investors. As such, please revise to provide examples of when the board may consider it to be in the best interests of stockholders to use proceeds from other funds. Further, as previously requested, describe the other possible sources of funds.

Response To Comment 19

        The Company has revised the disclosure under the caption "Description of Capital Stock—Share Redemption Program" in response to the Staff's comment to specify the other possible sources of funds that may be used to fund the share redemption program (cash on hand, cash available from borrowings and cash from liquidations of real estate related securities investments as of the end of the applicable quarter) and to disclose that such funds may be used, if so determined by the board of directors, if the aggregate proceeds received from the sale of shares pursuant to the dividend reinvestment plan are insufficient to fund the redemption requests. The Company has also expanded the disclosure regarding the authority of the board of directors to increase the annual limit to above three percent, to clarify that the number of shares that are redeemed will be limited by the funds available from purchases pursuant to the distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of real estate related securities investments as of the end of the applicable quarter.

20.
Refer to comment 70. As your disclosure reads, investors will be given no less than 30 days notice of the desire of the Board to terminate the redemption plan. Because redemptions are made quarterly, and not monthly, please revise to indicate, if true, that investors may not have the opportunity to make a redemption request prior to the termination of the plan. Provide similar disclosure in your risk factor section.

Response To Comment 20

        The Company has revised the disclosure under the caption "Risk Factors—You are limited in your ability to sell your shares of common stock pursuant to our share redemption program, you may not be able to sell any of your shares of our common stock back to us and, if you do sell your shares, you may not receive the price you paid" in response to the Staff's comment. The Company has also similarly revised the disclosure related to the share redemption program.

Additional Information, page 139

21.
Please revise to include the new address for the Commission: 100 F Street, NE, Washington, DC 20549.

Response To Comment 21

        The Company has revised the disclosure in response to the Staff's comment.

Financial Statements

22.
We have reviewed your response to our prior comment 62, and in light of your response request that you include the accounting policy for organization and offering costs in your Summary of Significant Accounting Policies. In addition, please disclose if any, the amount of reimbursable organization and offering costs incurred that are not reflected in your financial statements as of May 4, 2005.

Response To Comment 22

        The Company has revised the disclosure in response to the Staff's comment.

Item 36. Financial Statement and Exhibits

Exhibit 5.1—Legal Opinion

23.
Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "laws of the State of Maryland" includes the statutory provisions as well as all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these Laws. Please file counsel's written confirmation as correspondence on the EDGAR system.

Response To Comment 23

        The Company notes the Staff's comment. Maryland counsel respectfully submits that the word "laws" is not ambiguous in any manner and that supplemental confirmation as to its scope is unnecessary.

Draft Tax Opinion

24.
Please provide us with a revised draft opinion that omits the second sentence in the final paragraph that states that nobody aside from the REIT can rely on this opinion. Prospective investors and shareholders should be able to rely on this opinion.

Response To Comment 24

        The Company has provided the Staff with a revised tax opinion in response to the Staff's comment.

Appendix A

Prior Performance Tables, page A-1

25.
Please confirm that none of the programs have been completed and that none of the properties in the programs have been sold or disposed. Alternatively, please tell us why you have not included Tables IV or V.

Response To Comment 25

        The Company has included Tables IV and V in response to the Staff comment.

Table III, page A-6

26.
Please revise to include a brief narrative explaining the objective of the table and what it covers so that the investor will be able to understand the significance of the information presented. See Instructions to Appendix II of Guide 5.

Response To Comment 26

        The Company has revised the disclosure in Table III in response to the Staff's comment.

* * *

If you should have any questions about this letter or require any further information, please call me at 212-735-2135.

Very truly yours,

/s/ Hugo F. Triaca

cc:
John E. Biallas, President, Dividend Capital Total Realty Trust, Inc.